CapLease, Inc. and Subsidiaries
Ratio of Earnings to Fixed Charges

(dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Earnings:
Net income	$889	$1,487	$(1,785)	$5,294
Interest expense	25,672	16,099	71,671	45,851
Less: Interest capitalized during the period Note (A)	–	–	–	–
Portion of rental expense representing interest	61	68	189	73
Total earnings	$26,622	$17,654	$70,076	$51,219

Fixed Charges:
Interest expense	25,672	16,099	71,671	45,851
Interest capitalized during the period	–	–	–	–
Portion of rental expense representing interest	61	68	189	73
Total	$25,733	$16,167	$71,860	$45,924

Ratio of Earnings to Fixed Charges	1.03	1.09	0.98	1.12

CapLease, Inc. and Subsidiaries
Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends

(dollars in thousands)	Three Months Ended September 30,		Nine Months Ended September 30,
	2007	2006	2007	2006
Earnings:
Net income	$889	$1,487	$(1,785)	$5,294
Interest expense	25,672	16,099	71,671	45,851
Less: Interest capitalized during the period Note (A)	–	–	–	–
Portion of rental expense representing interest	61	68	189	73
Total earnings	$26,622	$17,654	$70,076	$51,219

Combined Fixed Charges and Preference Dividends:
Interest expense	25,672	16,099	71,671	45,851
Interest capitalized during the period	–	–	–	–
Portion of rental expense representing interest	61	68	189	73
Preferred Stock Dividends	711	711	2,133	2,133
Total	$26,444	$16,878	$73,993	$48,057

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	1.01	1.05	0.95	1.07

Note (A) Interest capitalized during the period is deducted because fixed charges includes all interest, whether capitalized or expensed.
Only fixed charges that were deducted from income should be added back in the earnings computation.